Filed by Solexa, Inc.
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Solexa, Inc.
Commission File No. 000-22570
The following is a letter from John West, Chief Executive Officer of Solexa, Inc., to employees of Solexa, Inc.:
November 13, 2006
Hi all,
Today we announced that Solexa and Illumina have signed a definitive merger agreement under which we will combine the two companies, subject to obtaining the approval of the stockholders of both companies, regulatory approval and satisfying other customary closing conditions. Illumina is the leader in genome-scale genotyping. We believe that Solexa will become the leader in genome-scale sequencing. Both companies have technologies for genome-scale gene expression. By combining our gene expression technologies, we will be the only company that can offer both analog and digital approaches. By merging, we will become the only company with genome-scale technology for sequencing, gene-expression and genotyping, the three cornerstones of modern genetic analysis. Our goal is to become number one in all of genetic analysis.
The attached press release provides more detail on the terms of the transaction, which is expected to be completed by the end of the first quarter of 2007.
Founded in 1998, Illumina is a young rapidly growing company that has shown it can be successful against entrenched competitors by leveraging state of the art technology. They have a vision for exploring the genome which has a lot of overlap with Solexa’s.
Illumina has informed us that Solexa is expected continue to operate from our facilities at Hayward and Little Chesterford as a business unit of Illumina and I will be joining Illumina as Senior Vice President and General Manager of the Sequencing Business. In addition, I am pleased to tell you that most of the senior management are expected to remain with the combined company. This transaction is about growth, and given the exciting potential of the combination, we anticipate there will be excellent opportunities for career growth and advancement for Solexa employees. Together, we expect to accelerate the commercialization of our 1G Genome Analyzer and the development of future products.
We know you’ll have many questions about what this will mean for you on an individual basis. While we can’t answer every question, we are having two video conference calls for Hayward and Little Chesterford to explain today’s announcement in more detail. Hayward’s call will take place at 11am local time. Little Chesterford’s call will take place at 3pm local time. A dial-in number will be sent to the field based employees to participate. Additional information about Illumina can be found at www.illumina.com. In addition I’ve attached to this email a list of questions you might have and answers to those questions.
I want to emphasize how proud I am of our achievements and want to personally thank each of you for the work you’ve done to bring Solexa to this next phase of our evolution. We can all look forward to becoming a significant factor in the success of the combined company.

Headquartered in San Diego, Illumina is a developer of next-generation microarrays for large-scale genotyping and gene expression analysis. Illumina has a market value of over $2 billion based on its closing stock price last Friday and is projecting 2006 revenues of $178-182 million. Solexa’s technology is highly complementary to Illumina’s, and we believe the combination will allow us to create unique systems integrating sequencing, genotyping and gene expression.
Illumina’s management has extensive experience in high-end DNA sequencing and a deep appreciation for its scientific and business potential. Prior to joining Illumina as CEO, Jay Flatley was the founder and, for almost ten years, the CEO of Molecular Dynamics. MD was the first company to introduce a 96-capillary sequencing instrument, and sold over 1,000 of the MegaBACE systems. Many in the management team at Illumina worked with Jay at Molecular Dynamics.
One of Illumina’s core competencies is its bioinformatics expertise and synthesis technology for creating very large sets of oligos. Because this technology produces long, pure oligos, Illumina is now able to routinely ship arrays which precisely target over 500,000 features of the genome in parallel. When amortized over large numbers of samples, oligo-set-synthesis using this technology has achieved a cost level that has been winning handsomely over other, array-based, approaches to synthesis. It is not hard to see the potential for substantial synergy between Illumina’s ability to create these sets (a capability that Solexa does not have) with Solexa’s ability to sequence (which Illumina does not have). Together, we will have more to say on this topic in the future.
Jay Flatley, Christian Henry, Illumina’s CFO, and I will be traveling this week to meet with Solexa staff as well as with investors and customers. We will be at Solexa in Little Chesterford on Tuesday and in Hayward on Thursday. We will be in Boston on Wednesday, and I hope that we will be able to meet in person with the sales and field operations team that day.
I ask for your continued focus and hard work as we complete this transaction. I thank you again for contributing to Solexa’s success.
Regards,
John

Forward-Looking Statements
This communication contains forward-looking statements that involve risks and uncertainties. Illumina, Inc. (“Illumina”) and Solexa, Inc. (“Solexa”) caution readers that any forward-looking information is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking information. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction between Illumina and Solexa, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Among the important factors that could cause actual results to differ materially from those in any forward-looking statements are the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Illumina or Solexa stockholders to approve the transaction; the failure of Illumina or Solexa to satisfy the other conditions to the transaction; the risk that the businesses will not be integrated successfully; the risk that the anticipated synergies and benefits from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional important factors that may affect future results are detailed in Illumina’s and Solexa’s filings with the Securities and Exchange Commission (the “SEC”), including their recent filings on Forms 10-K and 10-Q, or in information disclosed in public conference calls, the date and time of which are released beforehand. Illumina and Solexa disclaim any intent or obligation to update these forward-looking statements.
Additional Information
In connection with the proposed merger, Illumina will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Illumina and Solexa that also constitutes a prospectus of Illumina. Illumina and Solexa will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other related documents filed by Illumina and Solexa with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Illumina’s website at www.illumina.com under the tab “Investors” and then under the heading “SEC Filings” or by accessing Solexa’s website at www.solexa.com under the tab “Investors” and then under the heading “SEC Documents.”
Participants in the Solicitation
Illumina and Solexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Illumina’s executive officers and directors in Illumina’s definitive proxy statement filed with the SEC on April 26, 2006. You can find information about Solexa’s executive officers and directors in their definitive proxy statement filed with the SEC on August 31, 2006. You can obtain free copies of these documents by using the contact information provided at Illumina’s or Solexa’s website.